Act
3/29/2002

TC 315

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SEC FILE NUMBER
8- 29011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HANOVER INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2637 EDENBORN AVENUE, SUITE 303
(No. and Street)

METAIRIE (City) LOUISIANA (State) 70002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. J. WELLMEYER, JR. (504) 888-5190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES F. PITTMAN, CPA
(Name — if individual, state last, first, middle name)

2821 KINGMAN ST. (Address) METAIRIE (City), LA (State) 70001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required...**



OATH OR AFFIRMATION

I, B. J. WELLMEYER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANOVER INVESTMENT SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature] W.K. Porter
Notary Public

my commission is for life

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANOVER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

AND

INDEPENDENT AUDITOR'S REPORT

HANOVER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS

To the Stockholders and
Board of directors
Hanover Investment Securities, Inc.

I have audited the accompanying statement of financial condition of Hanover Investment Securites, Inc. as,as of December 31, 2001, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Investment Securities,Inc. as of December 31, 2001, and the results of their operations for the year then ended in conformity with accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements takesn as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. but is supplementary information. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metairie, Louisiana
February 25, 2002

HANOVER INVESTMENT SECURITES, INC.

STATEMENT OF FINANCIAL CONDITION EXHIBIT A

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS			
Cash in Bank	$ 4,245		
Deposit with clearing organization	6,007		
Prepaid expenses (Note A5)	302		
TOTAL CURRENT ASSETS		$ 10,554	
PROPERTY AND EQUIPMENT			
Computers	6,195		
Less: Accumulated Depreciation (Note A3)	(6,195)	0	
TOTAL ASSETS			$ 10,554

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES			
Accounts Payable	0		
TOTAL LIABILITIES		$ 0	
STOCKHOLDERS' EQUITY			
Common stock, par value $ 1 per share; authorized, issued and outstanding 30,000 shares	$ 30,000		
Nonvoting common stock, per value $ 5 per share; authorized, 15,000 shares issued and outstanding, 12,100	60,500		
Accumulated Deficit	(79,946)		
Total Stockholders' Equity		10,554	
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$ 10,554

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF OPERATIONS EXHIBIT B

YEAR ENDED DECEMBER 31, 2001

	AMOUNT	RATIO
REVENUES		
Commisions earned (Note A1)	$ 90,612	99.8%
Interest Income	189	.2
	$ 90,801	100.0%
EXPENSES		
Automobile	$ 7,500	8.3%
Bank service charges	109	.0
Commissions paid	77,213	85.1
Depreciation	610	.7
Insurance	460	.5
NASD registration fees	1,249	1.4
Professional fees	1,800	2.0
Rent	7,560	8.3
Taxes and Licenses	69	.1
	96,570	106.4%
Net Profit (Loss)	($ 5,769)	(6.4%)
Loss per common share (Note C)	$ .1370	

See Accountant's Report and Accompanying Notes

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EXHIBIT C

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balances at 1\1\01	$ 90,500	- 0 -	($ 74,177)
Net Loss for the year	- 0 -	- 0 -	(5,769)
Balance at 12\31\01	$ 90,500	- 0 -	($ 79,946)

See accountant's report and accompanying notes.

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL POSITION — EXHIBIT D

YEAR ENDED DECEMBER 31, 2001

SOURCES OF WORKING CAPITAL:	
Net Profit (loss) from Operations	($ 5,769)
Add Back Expenses not requiring an outlay Of Working-Capital Depreciation	610
Net Increase (Decrease) in Working Capital	($ 5,159)
Increase (decrease) in Working Capital	
Cash	($ 5,212)
Prepaid Expenses	53
	($ 5,159)
Increase (decrease) in Current Liabilities:	
Accounts payable	0
Net Increase (decrease) in Working Capital	($ 5,159)

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITES, INC.

STATEMENT OF CASH FLOWS — EXHIBIT E

YEAR ENDED DECEMBER 31, 2001

Increase in Cash and Cash Equivalents		
Cash Flows from Operating Activities:		
Cash Received from Customer	$ 90,801	
Cash Paid to Suppliers & Agents	(96,013)	
Net Cash Provided by Operating Activities		($ 5,212)
Net decrease in Cash and Cash Equivalents		(5,212)
Cash and cash equivalents at beginning of period		15,464
Cash and cash equivalents at end of period		$ 10,252
Reconciliation of Net Profit to Net Cash Provided by Operating Activities:		
Net Loss		($ 5,769)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 610	
Increase in prepaid expenses	(53)	
Total Adjustments		$ 557
Net Cash Provided by Operating Activities		($ 5,212)

See accountant's report and accompanying notes.

HANOVER INVESTMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE A - SUMMARY OF ACCOUNTING PROCEDURES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Description of business

The company, acting in an agency capacity, buys and sells securities and other investmenets of its customers and receives a commission. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Other customers' investments are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

2. Organization

The company was incorporated in Missouri on March 1, 1983 under the name of J. Penner and Company, Inc. On October 19, 1984. A Certificate of Amendament to the corporation was issued by the Secretary of State of Missouri amending the name of the Corporation to Hanover Investment Securities, Inc. Accordingly, on November 14, 1984, new stock was issued under the new name to the parties holding the stock at the date of the name change.

3. Depreciation

Depreciation was provided on MACRS cost methods using a estimated useful life of five years. The assets are all fully depreciated.

4. Accounts Receivable and other receivables

There are no receivables at December 31, 2001.

5. Prepaid Expenses

Consists of the following: Insurance $ 302.00

HANOVER INVESTMENTS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE B - NET OPERATING LOSS CARRY-FORWARDS

The company has available at December 31, 2001, unused operating loss carry-forwards, which may be applied against future taxable income, that expire as follows:

Amount of Unused Operating Loss Carry-forwards	Expiration During Year ended December 31
$ 3,948	2003
15,048	2004
16,322	2005
19,916	2006
1,921	2007
15,476	2008
1,415	2011
1,362	2012
4.868	2013
5,769	2016
86,045	

NOTE C - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (42,100)

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at January 1, 2001	$ -
Increase	-
Decrease	-
Subordinated liabilities at December 31, 2001	$ - 0 -

Board of Directors
Hanover Investments Securities, Inc.

In planning and performing my audit of the financial statements of Hanover Investment Securites, Inc. for the year ended December 31, 2001, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanover Investment Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The company was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, certifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration to the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structures, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1935 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes, Based on this understanding and on my study, I believe that the Company's practices anD procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Metairie, Louisiana
February 25, 2002



SUPPLEMENTAL INFORMATION

SCHEDULE 1

HANOVER INVESTMENT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15A-3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net Capital required	$ 5,000
NET CAPITAL	
Total stockholders' equity	$ 10,554
Deductions and\or changes Non-allowable assets Prepaid expenses	(302)
NET CAPITAL	$ 10,252
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition Accounts payable	$ 0
Total aggregate indebtedness	$ 0
Ratio: Aggregate indebtedness to net Capital	No Liabilities
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of forms x-17A-5 as of December 31, 2001. Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	10,252
Client adjustments at 12/31/00	1,281
Net audit adjustments	(1,281)
NET CAPITAL	$ 10,252